Form ATS-N
GSCO CRD # 361

Part III, Item 7(a)(i)-(viii)—Order Types and Attributes

<u>Request</u>**:** *Identify and explain each order type offered by the NMS Stock ATS.….*

<u>Response</u>: Below are examples of the Assigned Limit Price logic for buy and sell orders.

Assigned Limit Price Logic for Buy Orders

Order Type	Market Condition	Assigned Limit Price
Limit order	Limit >= Best Offer	Best Offer
Limit order	Limit < Best Offer	Order Limit
Mid peg with limit price	Limit >= MID	MID[1]
Mid peg with limit price	Limit < MID	Order Limit
Market peg with limit price	Limit >= Best Offer	Best Offer
Market peg with limit price	Limit < Best Offer	Order Limit
Primary peg with limit price	Limit >= Best Bid	Best Bid
Primary peg with limit price	Limit < Best Bid	Order Limit

Assigned Limit Price Logic for Sell Orders

Order Type	Market Condition	Assigned Limit Price
Limit order	Limit <= Best Bid	Best Bid
Limit order	Limit > Best Bid	Order Limit
Mid peg with limit price	Limit <= MID	MID[2]
Mid peg with limit price	Limit > MID	Order Limit
Market peg with limit price	Limit <= Best Bid	Best Bid
Market peg with limit price	Limit > Best Bid	Order Limit
Primary peg with limit price	Limit <= Best Offer	Best Offer
Primary peg with limit price	Limit > Best Offer	Order Limit

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[1]   If the midpoint price extends to five decimal places, the Assigned Limit Price will be conservatively rounded down to four decimal places.

[2]   If the midpoint price extends to five decimal places, the Assigned Limit Price will be conservatively rounded up to four decimal places.